COMPUTATION OF PER SHARE EARNINGS (LOSS)


Earnings (loss) per common share is calculated by subtracting preferred stock dividends from net earnings
(loss) and dividing that amount by the weighted average shares outstanding for the period. Weighted average shares outstanding for the three month period ending June 30, 1996 is 1,333 and 1,000 for all other periods presented. The weighted average shares outstanding in all periods except the three month period ending June 30, 1996 exclude 333 shares relating to warrants outstanding, which entitled the holders to purchase, at a nominal exercise price, a number of common shares equal in the aggregate to 25% of the total number of common shares that would be outstanding immediately after issuance of all such common shares, since these warrants are antidilutive. These warrants were redeemed as part of the March 28, 1997 financing transaction as described in Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.



















Exhibit 11